Filed pursuant to Rule 433

Registration No. 333-232417

(To Prospectus dated July 3, 2019 and

Preliminary Prospectus Supplement dated

July 15, 2019)

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the Ontario Securities Commission and with the US Securities and Exchange Commission. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document where required by applicable law.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors and tax consequences relating to the securities offered, before making an investment decision. Investing in the Notes involves risks. See the “Risk Factors” sections of the Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus.

CANADIAN IMPERIAL BANK OF COMMERCE

US$750,000,000 Fixed/Floating Rate Senior Notes due 2023

Pricing Term Sheet

July 15, 2019

Issuer:	Canadian Imperial Bank of Commerce (the Bank)

Pricing Date:	July 15, 2019

Settlement Date:	July 22, 2019 (T+5)

Issuer Ratings:	Aa2/A+/AA- (Stable/Stable/Stable) (Moody’s/S&P/Fitch)

Expected Issue Ratings*:	A2/BBB+/AA- (Stable/Stable/Stable) (Moody’s/S&P/Fitch)

Joint Book-Running Managers:	BofA Securities, Inc. CIBC World Markets Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC UBS Securities LLC

Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Mizuho Securities USA LLC Wells Fargo Securities, LLC

Aggregate Principal Amount Offered:	US$750,000,000

Fixed Rate Coupon:	2.606%

Floating Rate Coupon:	Base Rate plus 78.500 basis points

Base Rate:	Three-Month U.S. dollar LIBOR (Reuters Page LIBOR01)

Calculation Agent (for Floating Rate Period):	The Bank of New York Mellon

Day Count Fraction:	30/360 during the Fixed Rate Period; Actual/360 during the Floating Rate Period

Interest Payment Dates and Interest Reset Dates during the Floating Rate Period:	During the Fixed Rate Period, on January 22 and July 22 of each year, commencing on January 22, 2020 and continuing until (and including) July 22, 2022, subject to adjustment in accordance with the following unadjusted business day convention. During the Floating Rate Period, on October 22, 2022, January 22, 2023, April 22, 2023 and the Maturity Date, subject to adjustment in accordance with the modified following business day convention (adjusted). Each Interest Payment Date during the Floating Rate Period will also be an Interest Reset Date.

Business Days:	New York/Toronto during the Fixed Rate Period and New York/Toronto/London during the Floating Rate Period.

Interest Determination Dates:	During the Floating Rate Period, the second London Banking Day preceding the applicable Interest Reset Date.

Maturity Date:	July 22, 2023

Benchmark Treasury:	1.750% due July 15, 2022

Benchmark Treasury Price / Yield:	99-26 3⁄4 / 1.806%

Spread to Benchmark Treasury:	+80 basis points

Yield to Maturity:	2.606%

Price to Public:	100.000% of the principal amount plus accrued interest, if any, from July 22, 2019

Bail-inable Notes:	The Notes are bail-inable notes and subject to conversion in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the CDIC Act) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. For a description of the Canadian bank resolution powers and related risk factors attaching to investment in the Notes, see information under the headings “Description of Notes—Special Provisions Related to Bail-in Regime” and “Risk Factors” in the prospectus supplement relating to the Notes.

Benchmark Replacement:	If LIBOR has been permanently discontinued, the Calculation Agent will use, as directed by the Issuer, as a substitute for LIBOR and for each future Interest Determination Date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice (the Alternative Rate). As part of such substitution, the Calculation Agent will, as directed by us, make such adjustments to the Alternative Rate or the spread thereon, as well as the business day convention, determination dates and related provisions and definitions (Adjustments), in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations such as the Notes. Provided, however, that if there is no clear market consensus as to whether any rate has replaced LIBOR in customary market usage, we may appoint in our sole discretion an independent financial advisor to determine an appropriate Alternative Rate, and any Adjustments thereto, and the decision of the independent financial advisor will be binding on us, the Calculation Agent, the Trustee, and the holders of the Notes. If LIBOR has been permanently discontinued, but for any reason an Alternative Rate has not been determined or there is no such market practice for the use of such Alternative Rate (and an independent financial advisor has not determined an appropriate Alternative Rate and any Adjustments), the rate of LIBOR for the next Floating Rate Interest Period will be set equal to the rate of LIBOR for the then current interest period.

Optional Redemption:	The Notes then outstanding are redeemable by the Issuer, at its option, in whole but not in part, on July 22, 2022 (such date falling one year prior to the Maturity Date) (the Par Redemption Date) at an amount equal to 100% of the principal amount of the Notes together with accrued but unpaid interest, if any, on the principal amount of the Notes to (but excluding) the redemption date.

Sales into Canada:	Sales are only permitted into Ontario for institutional investors only pursuant to the Canadian prospectus supplement.

Use of Proceeds:	The net proceeds from the sale of the Notes will be added to the Bank’s funds and will be used for general corporate purposes.

CUSIP/ISIN:	1360698A2 / US1360698A26

*Ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization.

The Bank has filed a registration statement (File No. 333-232417) (including a short form base shelf prospectus dated July 3, 2019) and a preliminary prospectus supplement dated July 15, 2019 (including the base shelf prospectus, the Prospectus) with the U.S. Securities and Exchange Commission (the SEC) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling BofA Securities, Inc. toll-free at (800) 294-1322; CIBC World Markets Corp. toll-free at (800) 282-0822; Citigroup Global Markets Inc. toll-free at (800) 831-9146; J.P. Morgan Securities LLC collect at (212) 834-4533; or UBS Securities LLC toll-free at (888) 827-7275.

We expect that delivery of the Notes will be made against payment therefor on or about July 22, 2019, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on any date prior to two business days before delivery should consult their own advisor.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimer or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.